Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Bank
in	6M15	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges (CHF million)
Income from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	2,929	2,961	3,654	1,779	2,664	6,621
Income/(loss) from equity method investments	(92)	(231)	(240)	(144)	(134)	(148)
Pre-tax earnings from continuing operations	2,837	2,730	3,414	1,635	2,530	6,473
Fixed charges:
Interest expense	5,327	9,908	11,307	14,757	16,464	18,875
Interest portion of rentals [1]	257	618	632	629	580	578
Preferred dividend requirements	0	53	236	231	216	162
Total fixed charges	5,584	10,579	12,175	15,617	17,260	19,615
Pre-tax earnings before fixed charges	8,421	13,309	15,589	17,252	19,790	26,088
Noncontrolling interests	(1)	445	669	333	901	802
Earnings before fixed charges and provision for income taxes	8,422	12,864	14,920	16,919	18,889	25,286

Ratio of earnings to fixed charges	1.51	1.22	1.23	1.08	1.09	1.29
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
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